Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (“Agreement”) is entered into as of August 18, 2017 (the “Execution Date”), by and among MiMedx Group, Inc., a Florida corporation (“MiMedx”), Stability Biologics, LLC, a Georgia limited liability company (successor-in-interest to Stability Inc., a Florida corporation) (“Stability LLC”), each person that was a stockholder of Stability Inc., a Florida corporation and a predecessor-in-interest to Stability LLC (“Stability Inc.”), as of January 13, 2016 (the “Stockholders”), and Brian Martin, as stockholder representative (“Stockholder Representative”). Each of such parties is individually referred to herein as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 10, 2016, by and among MiMedx, Titan Acquisition Sub I, Inc., a Florida corporation and a wholly-owned subsidiary of MiMedx (“Merger Sub”), Titan Acquisition Sub II, LLC, a Georgia limited liability company and a wholly-owned subsidiary of MiMedx (“Merger Sub II”), Stability Inc., certain of the stockholders of Stability Inc., and the Stockholder Representative, MiMedx acquired one hundred percent (100%) of the capital stock of Stability Inc. in a transaction in which Merger Sub was merged with and into Stability Inc. and the surviving company from such merger was merged with and into Merger Sub II (collectively, the “Merger”), and in connection with the Merger, each outstanding share of common stock of Stability Inc. was converted into the right to receive the Merger Consideration (capitalized terms used but not defined herein shall have the meanings ascribed in the Merger Agreement);
WHEREAS, the Merger Agreement provides for MiMedx to pay Earn-Out Consideration based upon Stability LLC’s financial performance during certain specified periods;
WHEREAS, MiMedx has threatened to assert indemnification claims against the Stockholders under the Merger Agreement with respect to alleged breaches of representations and warranties contained therein and contends that the Stockholders may be obligated to make payments to MiMedx and other Parent Indemnitees in satisfaction of such claims or in respect of which MiMedx may be entitled to offset losses related thereto against Earn-Out Consideration under the Merger Agreement;
WHEREAS, on the terms and subject to the conditions set forth herein, the Parties desire to enter into this Agreement in order to (i) provide for the resolution of such indemnification claims under the Merger Agreement by setting off the Earn-Out Consideration in full in respect of such indemnification claims, (ii) provide for MiMedx’s sale of one hundred percent (100%) of the equity interests in Stability LLC (the “Stability LLC Interests”) to the Stockholders for the other consideration set forth in this Agreement, and (iii) grant the other covenants, releases and agreements set forth herein;
NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.
Purchase of Stability LLC Interests. Subject to the terms and conditions of this Agreement, the purchase and sale of the Stability LLC Interests, the settlement of the Parties’ disputes with respect to matters related to the Merger (without any party admitting liability of any kind whatsoever) and the other transactions contemplated hereby shall take place at a closing (the “Closing”) to be held at 9 a.m., Eastern time, no later than two Business Days after the last of the conditions to Closing set forth in Section 4 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Troutman Sanders LLP, 600 Peachtree Street NE, Suite 5200, Atlanta, Georgia 30308, or at such other time or on such other date or at such other place as MiMedx and the Stockholder Representative may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). The Closing shall be deemed to be effective as of 11:59 pm on the Closing Date. At Closing, the following actions shall occur, in addition to the other actions to occur and deliveries to be made pursuant to this Agreement:

1.1.
At Closing, for and in consideration of the sum of $3,500,000, payable pursuant to the Promissory Note (as defined herein), and the other covenants set forth herein, MiMedx shall sell, transfer, assign, convey and deliver the Stability LLC Interests to the Stockholders in accordance with their respective percentages set forth on Exhibit A attached hereto (for each Stockholder, its “Pro Rata Share”), with each Stockholder receiving a percentage of the Stability LLC Interests equal to such Stockholder’s Pro Rata Share, pursuant to a Membership Interest Assignment in the form attached hereto as Exhibit B (the “Assignment”).

1.2.	At Closing, Stability LLC shall execute and deliver a promissory note in the principal amount of $3,500,000 in favor of MiMedx in the form attached hereto as Exhibit C (the “Promissory Note”).

1.3.
At Closing, MiMedx shall deliver a payment in an amount equal to $50,000 (the “Closing Payment”) to Stability LLC, by wire transfer of immediately available funds to an account designated by the Stockholder Representative, in order to provide Stability LLC with working capital after Closing.

1.4.
The Parties shall execute and deliver a General Release in the form attached hereto as Exhibit D (the “Release”), releasing the claims set forth therein, including, but not limited to, those related to: (i) any claims for Earn-Out Consideration by Stockholders; and (ii) indemnification under the Merger Agreement by MiMedx (to the extent set forth therein), among others, and granting the other covenants set forth therein.

1.5.
At least one (1) Business Day prior to the Closing Date, MiMedx shall have prepared and deliver to Stockholder Representative a pro forma balance sheet of Stability LLC dated as of the Closing Date (the “Closing Balance Sheet”).

1.6.	At Closing, the Stockholder Representative and Stockholders shall each sign and deliver a certificate, dated the Closing Date, that the condition specified in Section 4.1.4 has been satisfied.

1.7.	At Closing, MiMedx shall deliver a certificate, dated as of the Closing Date, and signed by a duly authorized officer of MiMedx, that the condition specified in Section 4.2.4 has been satisfied.

2.	Representations and Warranties of MiMedx. MiMedx represents and warrants to the Stockholders and the Stockholder Representative the following, as of the date hereof and as of the Closing Date:

2.1.
Enforceability. This Agreement constitutes the valid and binding obligation of each of MiMedx and Stability LLC, enforceable in accordance with its terms (except as enforcement may be limited by general principles of equity or bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally).

2.2.
No Conflicts. Each of MiMedx’s and Stability LLC’s execution, delivery and performance of this Agreement does not and will not contravene, conflict with or result in a violation or breach of their respective articles of incorporation, articles of organization, bylaws, operating agreement or similar governing documents, or any Governmental Order by which either MiMedx or Stability LLC or its property is bound.

2.3.
Notices to Governmental Authorities. Except as set forth on Schedule 2.3 to this Agreement, the execution and delivery of this Agreement by each of MiMedx and Stability LLC does not, and the consummation of the transactions contemplated hereby will not, require the filing of any notice to, or application with, any Governmental Authority (other than any filings under applicable securities Laws).

2.4.
Capitalization. All of the outstanding equity interests of Stability LLC are owned solely by MiMedx, free and clear of any and all liens, pledges, security interests and encumbrances (collectively, “Liens”), other than Liens granted in favor of MiMedx lenders which will be released at or prior to Closing. There are no subscriptions, options to purchase interests of Stability LLC, conversion or exchange rights, warrants, preemptive rights or other agreements, claims or commitments of any nature whatsoever obligating Stability LLC to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional equity interests or other securities of Stability LLC.

2.5.
Financial Statements. Correct and complete copies of Stability LLC’s pro forma unaudited financial statements consisting of the balance sheet of Stability LLC as of June 30, 2017 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the year to date period ended June 30, 2017

(the “Financial Statements”), have been provided to the Stockholder Representative. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved and in accordance with past practice. The Financial Statements are based on the books and records of Stability LLC and MiMedx, and fairly present in all material respects the financial condition of Stability LLC as of the respective dates they were prepared and the results of the operations and cash flows of Stability LLC for the periods indicated, including the assets on the Balance Sheet Date (defined below) (the “Balance Sheet Assets”) and the liabilities on the Balance Sheet Date (the “Balance Sheet Liabilities”) as determined in accordance with GAAP. The pro-forma balance sheet of Stability LLC included in the Financial Statements is referred to herein as the “Pre-Execution Balance Sheet” and the date thereof as the “Balance Sheet Date”. All inventory and payables on Stability LLC’s Financial Statements that relate to MiMedx manufactured products are either disclosed as such in the Financial Statements or listed on Schedule 2.5 of this Agreement. Except as disclosed on the Pre-Execution Balance Sheet or listed on Schedule 2.5 or except for amounts that Stability LLC shall not remain liable for at Closing, there are no intercompany allocations to or from MiMedx or any of its Affiliates (other than Stability LLC), on the one hand, and Stability LLC, on the other hand.

2.6.
Employment Matters. Schedule 2.6 to this Agreement contains a list of all persons who are employees of Stability LLC as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following, where applicable: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate, including annual salary for employees paid by salary and hourly rate of pay for employees paid by the hour; (v) status as an exempt or non-exempt employee; and (vi) a description of commission, bonus or other incentive-based compensation. Except with respect to any employment related Liabilities that are being terminated or released pursuant to the requirements of Section 4.1.8 or 5.1 of this Agreement or upon the Stockholders’ execution of the Release Agreement, or except as set forth on Schedule 2.6 to this Agreement, as of the date hereof, all compensation, including wages, overtime, commissions and bonuses, payable to all employees, of Stability LLC for services performed during the period from the day after the “Closing Date” as defined in the Merger Agreement (the “Merger Closing Date”) through the date hereof have been paid in full (or accrued in full on the Pre-Execution Balance Sheet) and there are no outstanding agreements, understandings or commitments of Stability LLC with respect to any unpaid or unsatisfied compensation, commissions or bonuses.

2.7.	Taxes.

2.7.1.
For the period beginning on the day after the Merger Closing Date through the date hereof, Stability LLC has been a single-member limited liability company that, for federal income tax purposes, is disregarded as separate from its owner.

2.7.2.
Neither MiMedx nor Stability LLC has made an entity classification election on IRS Form 8832 with respect to Stability LLC for it to be treated for federal income tax purposes as something other than a disregarded entity.

2.7.3.
All Tax Returns of Stability LLC in respect of the period beginning on the day after the Merger Closing Date through the date hereof have been duly and timely filed (taking into account any applicable extensions) with the appropriate Governmental Authority. Such Tax Returns are complete and correct in all material respects and were prepared in compliance with all applicable Laws. All income Taxes and all other material Taxes due and owing by Stability LLC in respect of the period beginning on the day after the Merger Closing Date through the date hereof (whether or not shown on any Tax Return) have been duly and timely paid.

2.7.4.
Stability LLC has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party in respect of the period beginning on the day after the Merger Closing Date through the date hereof, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

2.7.5.
For the period beginning on the day after the Merger Closing Date through the date hereof, no claim has been made by any taxing authority in any jurisdiction where Stability LLC does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

2.7.6.
For the period beginning on the day after the Merger Closing Date through the date hereof, no extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes (including assessments and deficiencies) or Tax Returns of Stability LLC that remain in effect. MiMedx has not caused or directed Stability LLC to grant any currently in effect power of attorney authorizing any Person to act on behalf of Stability LLC, or receive information relating to Stability LLC, with respect to any Tax matter.

2.7.7.	There are no Liens for Taxes due in respect of the period beginning on the day after the Merger Closing Date through the date hereof (other than statutory liens for Taxes not yet due and payable) upon the assets of Stability LLC.

2.7.8.
Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), MiMedx has not caused or directed Stability LLC to be a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

2.8.
Absence of Certain Changes. Except to the extent such matter is already known by the Stockholder Representative, or such matter was existing or occurring prior to the Merger Closing Date, or such matter is required pursuant to this Agreement or the transactions contemplated hereby, or such matter is otherwise disclosed on the: (i) the Financial Statements, or (ii) Schedule 2.8 to this Agreement (or any other Schedule to this Agreement), to the Knowledge of MiMedx, none of the following actions with respect to Stability LLC have been taken by or at the direction of MiMedx since the day after the Merger Closing Date (or such other date specified in a subsection of this Section 2.8, as applicable):

2.8.1.	amendment of Stability LLC’s organizational documents;

2.8.2.	declaration or payment of any dividends or distributions on or in respect of any of its membership interests or redemption, purchase or acquisition of its membership interests;

2.8.3.	material change in any method of accounting or accounting practice of Stability LLC for tax or book purposes, except as required by GAAP or as disclosed in the notes to the Financial Statements;

2.8.4.
material change in Stability LLC’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

2.8.5.	entry into any Contract that would constitute a Material Contract, other than Contracts included in the list on Schedule 2.8.5;

2.8.6.
transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Intellectual Property of Stability LLC or “Stability LLC IP Agreements” (such term shall have the same meaning as “Company IP Agreements” in the Merger Agreement, except that it shall be understood to refer to Stability LLC rather than the Company), other than in the ordinary course of business consistent with past practice;

2.8.7.	material damage, destruction or loss (whether or not covered by insurance) to its property;

2.8.8.	capital investment in, or any loan to, any other Person;

2.8.9.
material modification (including change in commercial terms such as pricing, rebates or payment terms) to any Material Contract (except with the approval of Stockholder Representative), or acceleration, termination or cancellation of any Material Contract (other than the expiration/non-renewal of a Material Contract in accordance with its terms);

2.8.10.	material capital expenditures;

2.8.11.	imposition of any Lien upon any of Stability LLC properties, membership interests or assets, tangible or intangible (other than Permitted Liens);

2.8.12.
since the Balance Sheet Date, (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits, in each case in an amount in excess of $7,500 individually or $15,000 in the aggregate, in respect of its current or former employees, officers, directors, independent contractors or consultants or their spouses, dependents or beneficiaries, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employee which has resulted, or would upon termination of employment result, in additional costs and expenses to Stability LLC in excess of $7,500 individually or $15,000 in the aggregate, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant or their spouses, dependents or beneficiaries;

2.8.13.	hiring or promoting any person as or to (as the case may be) an officer;

2.8.14.
adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

2.8.15.
since the Balance Sheet Date, sale, purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $7,500, individually (in the case of a lease, per annum) or $15,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), including Real Property, except for purchases or sales of inventory or supplies in the ordinary course of business consistent with past practice;

2.8.16.	acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

2.8.17.
material change in “Stability LLC IP Registrations” (such term shall have the same meaning given to “Company IP Registrations” in the Merger Agreement, except that it shall be understood to refer to Stability LLC rather than the Company), Intellectual Property of Stability LLC or Stability LLC IP Agreements (as defined in Section 2.8.6), nor have there been any Actions asserted against Stability LLC alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by Stability LLC;

2.8.18.	material non-compliance with Permits or Laws applicable to the business, assets, properties or products of Stability LLC, including, without limitation, all Health Care Laws;

2.8.19.	material related party transactions involving Stability LLC and MiMedx or any of its Affiliates, including any loans or forgiveness of loans;

2.8.20.	material change to Stability LLC’s banks or powers of attorney;

2.8.21.
adoption of any resolutions or actions by written consent of the members or managers of Stability LLC, or any other material changes to the minute books and record books of Stability LLC other than in the ordinary course of business;

2.8.22.	Contract to do any of the foregoing, or any action that would result in any of the foregoing; or

2.8.23.
since the Balance Sheet Date and other than in the ordinary course of business (which, for the avoidance of doubt, includes legal fees related to the ongoing legal matters set forth on Schedule 2.8.23) or with the express written consent of the Stockholder Representative (such consent not to be unreasonably withheld or delayed), caused Stability LLC to either: (i) incur any material obligation or liability in addition to the Balance Sheet Liabilities or that would otherwise require an increase to the Balance Sheet Liabilities, which exceeds $7,500 individually or $15,000 in the aggregate (it being agreed that, for such purpose, the date of incurrence of liabilities for legal fees shall be determined based on the date the legal services were provided regardless of when they are billed), or (ii) sell, transfer or dispose of any material asset that was not reflected in the Balance Sheet Assets for, or that would otherwise require a decrease to the

Balance Sheet Assets by, an amount that exceeds $7,500 individually or $15,000 in the aggregate.
For the purposes of this Agreement, the following terms have the meanings set forth below:
“to the Knowledge of MiMedx” means the actual knowledge of Parker H. Petit, Alexandra Haden, William C. Taylor, Michael J. Senken, Christopher Cashman or Deborah Dean.
“Permitted Liens” means: (a) Liens for Taxes not yet due and payable; (b) mechanics, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of Stability LLC; (c) easements, rights of way, zoning ordinances and other similar Liens affecting Real Property which are not, individually or in the aggregate, material to the business of Stability LLC; (d) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the business of Stability LLC; (e) Liens released at Closing that were granted in connection with MiMedx’s credit facility; and (f) Liens granted in favor of MiMedx at Closing pursuant to the Promissory Note.

2.9.
Actions, Governmental Orders and Judgments. Except to the extent such matter is disclosed on the: (a) the Financial Statements, or (b) Schedule 2.9 to this Agreement (or any other Schedule to this Agreement), since the day after the Merger Closing Date, to the Knowledge of MiMedx, there has been no material Action (including, without limitation, with respect to regulatory matters or other matters conducted or threatened in writing by the FDA or other Governmental Authority), pending or threatened in writing, against or by Stability LLC, any of its properties or assets, and there has been no material Governmental Orders, unsatisfied judgments, penalties or awards against or affecting Stability LLC or any of its properties or assets.

2.10.
Brokers. No broker or finder is entitled to any brokerage, finders or other fee or commission in connection with transactions contemplated by this Agreement based upon arrangements made by or on behalf of MiMedx or Stability LLC.

2.11.
Title to Released Claims. MiMedx has not sold, assigned or transferred to any Person any claims that would otherwise be released pursuant to the Release, such that MiMedx does not and, as of Closing, will not possess the power to grant the full and final release granted by MiMedx in the Release.

2.12.	No Other Representations. Except for the representations and warranties contained in this Section 2 or expressly set forth in any of the documents required to be delivered pursuant to this Agreement at or prior to Closing, none of MiMedx, Stability LLC or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of MiMedx or Stability LLC, including any representation or warranty arising from statute or otherwise in Law or in equity.

2.13.
Acknowledgements. Each of MiMedx and Stability LLC acknowledges and agrees that (a) other than the representations and warranties expressly set forth in Section 3 or any of the documents required to be delivered pursuant to this Agreement at or prior to Closing, none of the Stockholders, the Stockholder Representative or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Stockholders or the Stockholder Representative and (b) neither MiMedx nor Stability LLC will have any right or remedy (and the Stockholders and Stockholder Representative will have no liability whatsoever) arising out of, and MiMedx and Stability LLC expressly disclaim any reliance upon, any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to the Stockholders, the Stockholder Representative or any other Person, other than the representations and warranties expressly set forth in Section 3 (and, with respect to such representations and warranties, subject to any limitations included in this Agreement) or expressly set forth in any of the documents required to be delivered pursuant to this Agreement at or prior to Closing.

3.
Representations and Warranties of the Stockholders and the Stockholder Representative. Each of the Stockholders and the Stockholder Representative represents and warrants to MiMedx and Stability LLC the following, as of the date hereof and as of the Closing Date:

3.1.
Enforceability. This Agreement constitutes the valid and binding obligation of each of the Stockholders and the Stockholder Representative, enforceable in accordance with its terms (except as enforcement may be limited by general principles of equity or bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally).

3.2.
No Conflicts. Each of the Stockholders’ and the Stockholder Representative’s execution, delivery and performance of this Agreement does not and will not contravene, conflict with or result in a violation or breach of any agreement or other contract to which such Person is a party, or any Governmental Order by which such person or its property is bound.

3.3.
Notices to Governmental Authorities. Except as set forth on Schedule 2.3, the execution and delivery of this Agreement by each of the Stockholders and the Stockholder Representative does not, and the consummation of the transactions contemplated hereby will not, require the filing of any notice to, or application with, any Governmental Authority.

3.4.
Title to Earn-Out Consideration. None of the Stockholders has sold, assigned, transferred, pledged or encumbered any of its rights to the Earn-Out Consideration, and each of the Stockholders solely owns all right, title and interest in and to its right to receive Earn-Out Consideration, free and clear of any Liens.

3.5.
Brokers. No broker or finder is entitled to any brokerage, finders or other fee or commission in connection with transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Stockholders or the Stockholder Representative.

3.6.
Title to Released Claims. None of the Stockholders or the Stockholder Representative has sold, assigned or transferred to any Person any claims that would otherwise be released pursuant to the Release, such that such Stockholder or the Stockholder Representative does not and, as of Closing, will not possess the power to grant the full and final release granted by such Stockholder or the Stockholder Representative in the Release.

3.7.
No Other Representations. Except for the representations and warranties contained in this Section 3 or expressly set forth in any of the documents required to be delivered pursuant to this Agreement at or prior to Closing, none of the Stockholders, the Stockholder Representative or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Stockholders or the Stockholder Representative, including any representation or warranty arising from statute or otherwise in Law or in equity.

3.8.
Independent Investigation. Each Stockholder was a stockholder of Stability Inc. immediately prior to the First Effective Time and is familiar with, has conducted, and is relying solely upon, its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the business, operations, assets, condition (financial or otherwise) and prospects of Stability LLC and the circumstances of the assignment of the Stability LLC Interests to the Stockholders pursuant to this Agreement.

3.9.
Acknowledgements. Each Stockholder acknowledges and agrees that (a) other than the representations and warranties expressly set forth in Section 2 or any of the documents required to be delivered pursuant to this Agreement at or prior to Closing, none of MiMedx, Stability LLC or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to Stability LLC or the Stability LLC Interests and (b) neither the Stockholder Representative nor any Stockholder will have any right or remedy (and MiMedx and Stability LLC will have no liability whatsoever) arising out of, and the Stockholder Representative and each Stockholder expressly disclaim any reliance upon, any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to MiMedx, Stability LLC or any other Person, other than the representations and warranties expressly set forth in Section 2 (and, with respect to such representations and warranties, subject to any limitations included in this Agreement) or expressly set forth in any of the documents required to be delivered pursuant to this Agreement at or prior to Closing.

4.	Closing Conditions.

4.1.
Conditions to Obligations of MiMedx and Stability LLC. The obligations of MiMedx and Stability LLC to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or MiMedx’s waiver, at or prior to the Closing, of each of the following conditions:

4.1.1.
No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

4.1.2.
No Action shall have been commenced against MiMedx or Stability LLC that would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

4.1.3.	The Stockholders and the Stockholder Representative shall have taken all actions and made all deliveries required by Section 1.

4.1.4.
All of the representations and warranties of the Stockholders and the Stockholder Representative set forth in Section 3 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and the Stockholders and the Stockholder Representative shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement.

4.1.5.
Each of Brian Martin, Thomas Johnston and Martin P. Hall, Jr. shall have executed and delivered a Restrictive Covenant Agreement with MiMedx (the “Restrictive Covenant Agreements”), in the form attached hereto as Exhibit E.

4.1.6.
Stability LLC shall have executed and delivered to MiMedx a Transition Services Agreement (the “Transition Services Agreement”), in the form attached hereto as Exhibit F, pursuant to which MiMedx will provide certain transition services to Stability LLC as set forth therein.

4.1.7.
Stability LLC shall have executed and delivered to MiMedx (a) a Private Label Distributor Agreement, and (b) a Distributor Agreement (collectively, the “Distributor Agreements”), in the forms attached hereto as Exhibit G-1 and Exhibit G-2, pursuant to which Stability LLC will purchase and sell MiMedx products on the terms set forth therein.

4.1.8.
Those employees of Stability LLC that are a party to those certain employment offer letters with MiMedx set forth on Schedule 4.1.8 shall have executed and delivered to MiMedx a termination of such employment offer letters and a release of any severance or other obligations of MiMedx set forth therein.

4.2.
Conditions to Obligations of the Stockholders and the Stockholder Representative. The obligations of the Stockholders and the Stockholder Representative to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Stockholder Representative’s waiver, at or prior to the Closing, of each of the following conditions:

4.2.1.
No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

4.2.2.
No Action shall have been commenced against the Stockholders or the Stockholder Representative that would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

4.2.3.	MiMedx and Stability LLC shall have taken all actions and made all deliveries required by Section 1.

4.2.4.
All of the representations and warranties of MiMedx and Stability LLC set forth in Section 2 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and MiMedx and Stability LLC shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement.

4.2.5.	MiMedx shall have executed and delivered to the Stockholder Representative the Transition Services Agreement.

4.2.6.	MiMedx shall have executed and delivered to the applicable Stockholder each of the Restrictive Covenant Agreements.

4.2.7.	Stability LLC shall have executed and delivered to the Stockholder Representative the Distributor Agreements.

4.2.8.	MiMedx shall have caused to be delivered to the Stockholder Representative the resignations of all officers of Stability LLC, except for those officers set forth on Exhibit H attached hereto.

4.2.9.
MiMedx shall have caused Stability LLC to close its bank accounts with Bank of America and transfer the remaining account balances to Stability LLC’s bank accounts at Pinnacle Bank, and MiMedx shall have taken all actions required to remove all signatories from any bank account of Stability LLC except for those signatories set forth on Exhibit I attached hereto.

4.2.10.	Stability LLC shall have provided the notices set forth in Schedule 2.3 to the relevant Governmental Authorities prior to Closing.

4.2.11.
MiMedx and Stability LLC shall have delivered to the Stockholder Representative customary terminations, releases, UCC-3 termination statements and other documents in form and substance reasonably satisfactory to the Stockholder Representative evidencing the release of all Liens, other than the Permitted Liens, on the Stability LLC Interests and the assets of Stability LLC.

4.2.12.
MiMedx shall have caused the agreements set forth on Schedule 4.2.12 to be assigned to Stability LLC at or prior to Closing, pursuant to one or more assignment and assumption agreements in form and substance reasonably acceptable to the Stockholder Representative.

4.2.13.
MiMedx shall have assigned its rights to the trademark ALLOBURN (Registration No. 5,106,534) to Stability LLC at or prior to Closing, pursuant to an intellectual property assignment in form and substance reasonably acceptable to the Stockholder Representative.

5.	Certain Events Occurring at Closing. Subject to and effective upon the Closing, the following events shall be deemed to occur simultaneously with the other transactions contemplated hereby.

5.1.
Subject to and effective upon the Closing, the following agreements and arrangements shall hereby be terminated as provided in this Section 5.1 with no further action on the part of the counterparties thereto:

5.1.1.
Subject to and effective upon the Closing, each of those certain Lock-Up Agreements between MiMedx, on the one hand, and each Stockholder, on the other hand, dated as of January 13, 2016, shall hereby be terminated in all respects and of no further force or effect, notwithstanding any applicable notice, termination or other provisions to the contrary therein that provide for the survival of any provisions thereof, except that the provisions of Section 12 thereof shall survive such termination.

5.1.2.
Subject to and effective upon the Closing, each of those certain Employment Agreements between Stability LLC, on the one hand, and Brian Martin, Thomas Johnston and Martin P. Hall Jr., on the other hand, dated as of January 13, 2016, shall hereby be terminated in all respects and of no further force or effect, notwithstanding any applicable notice, termination or other provisions to the contrary therein that provide for the survival of any provisions thereof, except that the provisions of Section 8(e) thereof shall survive such termination solely for the benefit of Stability LLC; provided, however, the termination of such Employment Agreements shall not result in a termination of employment with Stability LLC. Each of Brian Martin, Thomas Johnston and Martin P. Hall Jr. acknowledges and agrees that he shall not receive any payment or benefit pursuant to such Employment Agreements arising out of, related to or otherwise in connection with the transactions contemplated by this Agreement or the termination of such Employment Agreements (whether alone or in conjunction with any other event, including any termination of employment with MiMedx or any of its Affiliates). Brian Martin and Thomas Johnston each entered into a First Amendment to Employment Agreement with MiMedx, dated as of August 1, 2016, that provided for, among other matters, the assignment of rights under his respective Employment Agreement from Stability LLC to MiMedx. Notwithstanding any such assignment of rights, MiMedx, Stability LLC, Brian Martin and Thomas Johnston each hereby agree that no rights under Section 8(e) shall be deemed to have been transferred or assigned to MiMedx as a result thereof and, for the benefit of clarity, MiMedx agrees that any applicable rights it may have received as a result thereof are hereby automatically assigned and transferred back to Stability LLC effective as of, and subject to the consummation of, the Closing without the need for any additional consideration therefor except as otherwise provided herein.

5.1.3.
Subject to and effective upon the Closing, each of those certain Restrictive Covenant Agreements between Stability LLC, on the one hand, and Brian Martin, Thomas Johnston and Martin P. Hall Jr., on the other hand, dated as of January 13, 2016, shall hereby be terminated in all respects and of no further force or effect, notwithstanding any applicable notice, termination or other provisions to the contrary therein that provide for the survival of any provisions thereof.

5.1.4.
Subject to and effective upon the Closing, each of those certain employment offer letters set forth on Exhibit J between MiMedx and those Stockholders party thereto (the “Offer Letters”) shall hereby be terminated in all respects and of no further force or effect, notwithstanding any applicable notice, termination or other provisions to the contrary therein that provide for the survival of any provisions thereof, and any employment relationship between such Stockholders and MiMedx shall hereby be terminated. Each of the Stockholders party to the Offer Letters acknowledges and agrees that he or she shall not receive any payment or benefit pursuant to the Offer Letters arising out of, related to or otherwise in connection with the transactions contemplated by this Agreement or the termination of the Offer Letters (whether alone or in conjunction with any other event, including any termination of employment with MiMedx or any of its Affiliates).

5.1.5.
Subject to and effective upon the Closing, Stability LLC’s rights to market, sell and distribute MiMedx products shall be limited to the rights expressly set forth in the Distributor Agreements, and any other contractual arrangements for Stability LLC’s marketing, sale or distribution of MiMedx products that are existing at Closing and contain terms inconsistent with the rights expressly set forth in the Distributor Agreements (including, without limitation, any such arrangements that involve the sale to any person or entity of products outside of the authorized field of use or territory limitations in the Distributor Agreements) shall: (a) if such contractual arrangements are between MiMedx and Stability LLC, be terminated, notwithstanding any applicable notice, termination or other provisions to the contrary therein, or (b) if such contractual arrangements are between Stability LLC and any sub-distributors or sub-agents, be formally amended in a writing signed by Stability LLC and each of the other parties thereto no later than one hundred twenty (120) days following the Closing, to make such contractual arrangements consistent with the rights set forth in the Distributor Agreements. With respect to any contractual arrangements covered by clause (b), Stability LLC agrees that, not later than sixty (60) days following the Closing, it will cease doing business with any sub-agent or sub-distributor that is not acting in compliance with the field of use or territorial restrictions and other applicable terms set forth in the Distributor Agreements, regardless of whether such sub-agent or sub-distributor has already entered into a formal amendment agreeing to such limitations and other terms.

5.2.
Subject to and effective upon the Closing, Stability LLC and its Affiliates (other than MiMedx and its Affiliates) shall cease to be participating employers in each benefit plan sponsored, maintained, operated or administered by MiMedx or any of MiMedx’s other Affiliates (as determined immediately following the Closing), or under which MiMedx or any of its other Affiliates may have any liability (as determined immediately following the Closing).

6.	Indemnification.

6.1.
Each Stockholder, severally and not jointly (in accordance with its Pro Rata Share), agrees to indemnify and hold harmless MiMedx and its Affiliates (for this purpose, other than Stability LLC) and their respective former, current or future direct or indirect stockholders, equity holders, controlling persons, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys and other Representatives and all of their respective Affiliates, agents, successors and assigns (but for the avoidance of doubt, not the Stockholders or their respective Affiliates, agents, successors or assigns) (collectively, the “MiMedx Indemnitees”) from and against any and all liabilities, Losses, damages, costs (including legal fees and court costs) and expenses (collectively, “Liabilities”) based upon, arising out of, with respect to or by reason of (a) any inaccuracy, misrepresentation or breach of a representation or warranty of the Stockholders and the Stockholder Representative contained in this Agreement, (b) the breach of any covenant of the Stockholders, Stockholder Representative or Stability LLC contained in this Agreement (including, without limitation, the indemnification and other obligations under Section 8.4), (c) any of the matters for which indemnification is provided under Section 9.02(c) through Section 9.02(f) of the Merger Agreement (which indemnification obligations shall not be released pursuant to this Agreement or the Release), (d) third-party Actions asserted against a MiMedx Indemnitee based upon, arising out of, with respect to or by reason of any of the matters for which indemnification is provided under Section 9.02(g) of the Merger Agreement but solely to the extent (and amount) that such Liabilities arose or were incurred after the Execution Date (which indemnification obligations shall not be released pursuant to this Agreement or the Release), (e) third-party Actions asserted against a MiMedx Indemnitee after the Execution Date based upon, arising out of, with respect to or by reason of the operations or liabilities of Stability LLC (including its predecessor Stability Inc.) and its Affiliates (other than MiMedx and MiMedx’s other Affiliates), whether such Liabilities or the basis therefor existed before, on, or after the Closing, provided, however, (1) that such obligation to indemnify only arises if such Action or Liability is being asserted against MiMedx because it owned or controlled Stability LLC for a period of time, and (2) if such Action or Liability is covered under the terms of the MiMedx Policies, the MiMedx Indemnitee shall use commercially reasonable efforts to make a claim under the MiMedx Policies for such Action or Liability, and such obligation to indemnify pursuant to this Section 6.1(e) in respect of such Action or Liability shall be limited to the amount thereof that remains after deducting therefrom the amount of recovery by such MiMedx Indemnitee from the MiMedx Policies, (f) Taxes for which the Stockholders and/or Stability LLC is responsible to the extent provided in Section

7, or (g) the agent sales commissions for which Stability LLC is responsible pursuant to Section 8.12.
Notwithstanding the foregoing terms of this Section 6.1, the Stockholders shall have no obligation under Section 6.1(e) with respect to any Liability or Action if: (i) MiMedx had Knowledge of the Action or Liability (or basis therefor) prior to the Execution Date, such Action or Liability (or basis therefor) was not disclosed by MiMedx to the Stockholder Representative prior to the Execution Date, and the failure to disclose such Action or Liability (or basis therefor) constituted a breach of MiMedx’s representations and warranties in Section 2 of this Agreement, (ii) such Action or Liability (or basis therefor) was primarily caused by an action of MiMedx officers, directors or employees (other than any of the Stockholders or employees of Stability LLC) undertaken without the prior agreement or approval of the Stockholder Representative, or (iii) the Action or Liability (or basis therefor) arises from a decision or action of MiMedx officers, directors or employees at any time on or prior to the Merger Closing Date. In addition, the Parties agree that, for the purposes of Section 6.1(d) and (e), the date of incurrence of Liabilities for legal fees shall be determined based on the date the legal services were provided regardless of when they are billed.

6.2.
MiMedx hereby agrees to indemnify and hold harmless the Stockholders and Stockholder Representative and all of their respective Affiliates, agents, successors and assigns (collectively, the “Stockholder Indemnitees”) from and against any and all Liabilities based upon, arising out of, with respect to or by reason of (a) any inaccuracy, misrepresentation or breach of a representation or warranty of MiMedx contained in this Agreement, (b) the breach of any covenant of MiMedx contained in this Agreement, (c) the operations or liabilities of MiMedx and its Affiliates (other than Stability LLC), (d) the Specified Liabilities, (e) all third party litigation pending or threatened against MiMedx or its Affiliates (other than Stability LLC) whether before, on, or after the Effective Date (other than any litigation that is subject to indemnification under Section 6.1(c), (d) or (e)); or (f) all third party claims asserted against Stability LLC after the Effective Date primarily because of its status as a past or present Affiliate of MiMedx (but excluding the extent to which such claim relates to the operations or liabilities of Stability LLC as a separate entity and any claims that are subject to indemnification under Section 6.1(c), (d) or (e)).

Notwithstanding the foregoing terms of this Section 6.2, (a) MiMedx shall not be liable to the Stockholder Indemnitees for indemnification under Section 6.2(a) with respect to an inaccuracy in or breach of any representation or warranty in Section 2.5, 2.6, 2.8 or 2.9 until the aggregate amount of all such Liabilities exceeds $35,000, in which event MiMedx shall be liable for all such Liabilities from the first dollar, and (b) the aggregate amount of all Liabilities for which MiMedx shall be liable under Section 6.2(a) with respect to inaccuracies in or breaches of any representation or warranty in Section 2.5, 2.6, 2.8 or 2.9 shall not exceed $250,000.

6.3.
The representations and warranties of the Parties in Sections 2 and 3 of this Agreement shall survive until the applicable statute of limitations has expired; except that representations and warranties contained in Sections 2.5, 2.6, 2.8 and 2.9 shall survive until the date that is twelve (12) months from the Closing Date. Claims for indemnification for breaches of any representations and warranties must be made during the applicable survival period. The covenants of the Parties in this Agreement shall survive the Closing in accordance with their terms.

6.4.
The party making a claim under this Section 6 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Section 6 is referred to as the “Indemnifying Party”. For purposes of this Section 6, (a) if MiMedx (or any other MiMedx Indemnitee) comprises the Indemnified Party, any references to Indemnifying Party (except provisions relating to an obligation to make payments) shall be deemed to refer to the Stockholder Representative, and (b) if MiMedx comprises the Indemnifying Party, any references to the Indemnified Party shall be deemed to refer to the Stockholder Representative. Any payment received by the Stockholder Representative as the Indemnified Party in respect of a claim shall be distributed to the Stockholders in accordance with their respective Pro Rata Shares if such claim applies to all Stockholders equally or in accordance with their respective pro rata portions of the liabilities attributable to the claim if such claim does not apply equally to all Stockholders.

6.5.
If an Indemnified Party shall make a written claim or commence a legal proceeding against an Indemnifying Party with respect to any matter (a “Claim”) which may give rise to a claim for indemnification against the other Party under this Section 6, then the Indemnified Party shall notify the Indemnifying Party thereof in writing within thirty (30) days of receipt by the Indemnified Party of a notice from any third party (a “Third Party Claim”) or upon assertion of the Claim if made by a Party; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party of a third party claim shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced. Third Party Claims shall be administered as set forth in Sections 6.6 through 6.8 below.

6.6.
Any Indemnifying Party will have the right to defend the Indemnified Party against any Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (a) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party in respect of the Third Party Claim in accordance with this Section 6, (b) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (c) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (d) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (e) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

6.7.
So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6.6 above, (a) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (b) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (c) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

6.8.
In the event any of the conditions in Section 6.6 above are or become unsatisfied, however, (a) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (b) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including attorneys’ fees and expenses), and (c) the Indemnifying Party will remain responsible for indemnifying the Indemnified Party in respect of the Third Party Claim to the fullest extent provided in this Section 6.

6.9.
Payments made by an Indemnifying Party pursuant to this Section 6 in respect of any Liabilities shall be limited to the amount of any Liability that remains after deducting therefrom the amount of recovery by the relevant Indemnified Party under any insurance in respect of such matter.

6.10.
Except with respect to claims arising from fraud, criminal activity or willful misconduct on the part of a Party in connection with the transactions contemplated by this Agreement, in no event shall either MiMedx or the Stockholders be liable to the other for any consequential, exemplary or special damages (other than indemnification for amounts paid or payable to third parties in respect of any Third Party Claim for which indemnification hereunder is otherwise required).

6.11.
The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 6. Nothing in this Section 6.11 shall limit any Party’s right to seek and obtain any equitable relief to which any Party shall be entitled pursuant to the terms of this Agreement or to seek any remedy on account of any Party’s fraudulent, criminal or intentional misconduct.

6.12.
Notwithstanding anything to the contrary in this Article VI (but subject to Section 6.11 and Section 9.2), no Indemnifying Party shall be obligated to make an indemnification payment under this Article VI unless the Closing occurs.

7.	Tax Matters.

7.1.
Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (“Transfer Taxes”) shall be borne and paid fifty percent (50%) by MiMedx, on the one hand, and fifty percent (50%) by the Stockholders (severally in accordance with their respective Pro Rata Shares), on the other hand, when due. MiMedx shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Stockholders shall cooperate with respect thereto as necessary).

7.2.
Termination of Existing Tax Sharing Agreements. Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), any and all existing Tax sharing agreements (whether written or not) binding upon Stability LLC shall be terminated as of the Closing Date.

7.3.	Tax Returns and Tax Payments.

7.3.1.	The parties agree that, for federal income tax purpose, the purchase and sale of the Stability LLC Interests shall be treated as the purchase and sale of assets of Stability LLC.

7.3.2.
MiMedx shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed with respect Stability LLC or its operations for the period beginning on the day after the Merger Closing Date and ending on the Closing Date as defined in this Agreement (the “MiMedx Operating Period”), and shall timely pay all Taxes that are due and payable with respect to Stability LLC or its operations for the MiMedx Operating Period.

7.3.3.	MiMedx shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed with respect to Stability LLC or its operations for taxable periods that begin before and end after the Closing Date as defined in this Agreement (a “Straddle Period”).

(i)
At least 30 days prior to the due date of any Tax Return covered by this Section 7.3.2, MiMedx will deliver such Tax Return to the Stockholder Representative for review and comment (unless such a Tax Return is due less than 30 days after the Closing Date, in which case MiMedx will deliver such Tax Return as soon as reasonably practicable prior to the applicable due date). If the Stockholder Representative fails within ten (10) days of receipt of such Tax Return (the “Tax Return Objection Period”) to notify MiMedx of any objection with respect thereto, then the Stockholder Representative will be deemed to have approved and consented to the filing of such Tax Return. If the Stockholder Representative objects to such Tax Return, the Stockholder Representative will provide, prior to the expiration of the Tax Return Objection Period, a written notice to MiMedx (a “Tax Return Objection”) setting forth in reasonable detail those items to which the Stockholder Representative objects and the Stockholder Representative’s proposed adjustments thereto. During the ten (10) day period following delivery of a Tax Return Objection (the “Tax Return Negotiation Period”), MiMedx and Stockholder Representative will negotiate in good faith with a view to resolving any disagreements over the Stockholder Representative’s suggested adjustments to the Tax Return in question. If they fail to resolve their disagreements within the Tax Return Negotiation Period, then they will forthwith jointly request that the Independent Accountant make a binding determination with respect to such Tax Return Objection. Unless otherwise agreed by MiMedx and the Stockholder Representative, the Independent Accountant will have no more than five (5) Business Days from the date of referral within which to render a written decision with respect to the Stockholder Representative’s suggested adjustments to the Tax Return in question, as set forth in the Tax Return Objection, and such decision of the Independent Accountant will be final and binding on MiMedx and Stockholder Representative for all purposes. MiMedx will file such Tax Return in accordance with the Independent Accountant’s final decision; provided, however, that in the event that the Independent Accountant’s final decision is not delivered prior to the filing deadline for the Tax Return in question, MiMedx will be entitled to file such Tax Return subject to the Tax Return Objection (it being understood that MiMedx will, to the extent permitted by applicable Law, amend the Tax Return in question within ten (10) days after receipt of the Independent Accountant’s final decision, if necessary).

(ii)
In the case of Taxes of or with respect to Stability LLC or its operations that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Taxes allocable to the MiMedx Operating Period shall be: (a) deemed equal to the amount which would be payable if the taxable year ended with the Closing Date as defined in this Agreement, in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld; and (b) in the case of all other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date as defined in this Agreement and the denominator of which is the number of days in the entire Straddle Period, and MiMedx shall timely pay all such Taxes that are due and payable with respect to a Straddle Period that are allocable to the MiMedx Operating Period. The Stockholders shall timely pay all Taxes that are due and payable with respect to Stability LLC or its operations for a Straddle Period that are not allocable to the MiMedx Operating Period.

7.3.4.
Except as provided in Section 7.3.2 with respect to Straddle Periods, the Stockholder Representative shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed with respect Stability LLC or its operations for all periods other than the MiMedx Operating Period, and the Stockholders shall or shall cause Stability LLC to (as applicable) timely pay all Taxes that are due and payable with respect to Stability LLC or its operations for such periods.

7.4.
Cooperation and Exchange of Information. MiMedx, the Stockholder Representative and the Stockholders shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Section 7 or in connection with any audit or other proceeding in respect of Taxes of or with respect to Stability LLC. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Stockholder Representative, MiMedx, and Stability LLC shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of Stability LLC for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Any and all information shared among the Parties pursuant to this Section 7.4 shall be kept and remain confidential.

7.5.
FIRPTA Statement. On the Closing Date, MiMedx shall deliver to the Stockholder Representative a certification of MiMedx’s non-foreign status as set forth in Treasury Regulations § 1.1445-2(b), signed under penalties of perjury and dated as of the Closing Date.

8.	Covenants.

8.1.
From the Execution Date until the Closing (or earlier termination of this Agreement in accordance with Section 9), MiMedx and Stability LLC shall (i) conduct the business of Stability LLC in the ordinary course of business consistent with past practice; (ii) use commercially reasonable efforts to maintain and preserve intact the current organization and business of Stability LLC, and (iii) not take, or cause to be taken, any actions that would cause a breach of the representations and warranties made in Section 2.8.15, in each case except as otherwise provided in this Agreement or consented to in writing by the Stockholder Representative (which consent shall not be unreasonably withheld or delayed); provided, however, MiMedx and Stability LLC shall not be deemed to be in breach of this Section 8.1 as a result of actions taken by a Stockholder in their capacity as an officer or employee of Stability LLC without MiMedx’s prior written consent.

8.2.
Each of the Parties agrees that after the Closing they will hold and will promptly transfer and deliver to the relevant Party, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash), or other property that they may receive on or after the Closing which properly belongs to such other Party, including without limitation any accounts receivable or insurance proceeds, and will account to the other for all such receipts.

8.3.
From and after the Closing, Stability LLC shall be responsible for all of its own accounting, information technology, human resources and legal compliance activities, except to the extent that MiMedx is providing assistance with such activities pursuant to the Transition Services Agreement.

8.4.	Directors’ and Officers’ Indemnification and Insurance.

8.4.1.
MiMedx represents to the Stockholders that it has continuously maintained a director and officer liability insurance policy covering Stability LLC’s officers and directors since the closing of the Merger Agreement and, to the Knowledge of MiMedx, there have been no changes or cancellations to the D&O Tail Policy (as defined in the Merger

Agreement). The Stockholders agree that all existing rights to indemnification, advancement or reimbursement of expenses and exculpation granted by Stability LLC (or its predecessor Stability Inc.) in favor of any current or former officer or director shall remain in full force and effect in accordance with their terms, and the Stockholders agree to cause Stability LLC to satisfy all obligations in respect thereof as and when due, and indemnify, defend and hold harmless the MiMedx Indemnitees from and against all obligations in respect thereof; provided, however, if a MiMedx Indemnitee that served as an officer or director of Stability during the period from the day after the Merger Closing Date through the Closing Date has a claim for indemnification against Stability for Liabilities arising from such MiMedx Indemnitee serving in such capacity and such MiMedx Indemnitee also has coverage available to him or her pursuant to the director and officer liability insurance policies carried by MiMedx (the “MiMedx Policies”), then such MiMedx Indemnitee shall use commercially reasonable efforts to seek coverage for such Liabilities under the MiMedx Policies, and Stability’s obligations pursuant to this Section 8.4.1 in respect of such Liabilities shall be limited to the amount of any Liability that remains after deducting therefrom the amount of recovery or indemnification by such MiMedx Indemnitee from the MiMedx Policies. The Stockholders agree that Stability LLC shall continue to maintain the D&O Tail Policy for the duration of the period provided for under Section 6.08(c) of the Merger Agreement (provided that Stability LLC (a) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy and (b) shall be free to obtain a supplemental or new director and officer liability insurance policy covering the period of its ownership by MiMedx at Stability LLC’s sole cost and expense after the Closing).

8.4.2.
Section 6.08(d) of the Merger Agreement provides that the obligations of MiMedx and Stability LLC under Section 6.08 of the Merger Agreement shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom Section 6.08 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom Section 6.08 applies shall be third-party beneficiaries of Section 6.08, each of whom may enforce the provisions of Section 6.08). To the extent that any of MiMedx’s (or its successors’ or assigns’) obligations under Section 6.08 cannot be released to the extent specified in this Agreement or the Release (including, without limitation, with respect to any D&O Indemnified Parties that are not a party to this Agreement), the Stockholders agree that Stability LLC shall assume and satisfy such obligations as and when due, and shall indemnify, defend and hold harmless the MiMedx Indemnitees from and against such obligations.

8.4.3.
In the event Stability LLC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Stability LLC shall assume all of the obligations set forth in this Section 8.4. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Person is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Stability LLC or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 8.4 is not prior to, or in substitution for, any such claims under any such policies.

8.5.
MiMedx shall cause to be delivered to Stability LLC within the time periods indicated below each of the following assets (unless any such assets are already in Stability’s or a Stockholder’s possession or control and, for the avoidance of doubt, excluding any such assets that were at no time in MiMedx’s possession or control or that were transferred out of MiMedx’s or Stability LLC’s possession or control by a Stockholder) which MiMedx acknowledges and agrees are solely owned by Stability LLC (as between Stability LLC, on the one hand, and MiMedx and its Affiliates (other than Stability LLC), on the other hand):

8.5.1.
Immediately prior to Closing: (a) all clinical data and scientific data on Stability LLC manufactured products, including Physio / DBM, (b) all patent information (drawings, etc.) on Physio / DBM, and (c) the binder on the product called ANP as researched by Erik Erbe (devised prior to the Merger Closing Date);

8.5.2.
Immediately prior to Closing: the limited liability company or corporate organizational documents, record books, member records, stock book and all other books, records, and personal property of Stability LLC not already located at Stability LLC’s offices as of the Closing; and

8.5.3.
Within the applicable time period(s) provided for in the Transition Services Agreement: (a) Stability LLC employee emails (both from the period prior to the Merger and from the period following the Merger up through the Closing), and (b) Stability LLC cell phones and the Stability LLC cell phone plan with Verizon Wireless.

8.6.	Restrictive Covenants.

8.6.1.	Definitions.

(i)
“Competing Business” means any Person, business, or subdivision of a business which substantially engages in the Stability Business, or which is actively planning to engage in the Stability Business, excluding subdivisions of a business, if any, which are unrelated to the Stability Business.

(ii)
“Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(iii)	“Restricted Period” means the one (1) year period commencing upon Closing and ending on the first anniversary of the Closing Date.

(iv)
“Stability Business” means the development, marketing and sale of bone tissue, cadaver skin tissue and synthetic products (including ligaments and tendons, structural and particulate bone, demineralized bone, and structural allografts, but, for the avoidance of doubt, not including birth tissue or amniotic fluid products) to physicians, healthcare and research facilities and distributors for spinal surgery, orthopedics and, with respect to bone tissue and cadaver skin tissue products only, advanced wound care. “Stability Business” includes donor selection and screening, bone tissue recovery and asceptic processing, and allograft sterilization and irradiation, in each case with respect to bone tissue, cadaver skin tissue, and synthetic products (including ligaments and tendons, structural and particulate bone, demineralized bone, and structural allografts, but, for the avoidance of doubt, not including birth tissue or amniotic fluid products) for spinal surgery, orthopedics and, with respect to bone tissue and cadaver skin tissue products only, advanced wound care. For the sake of clarity, the “Stability Business” does not include any of the foregoing activities with respect to other products that are used for similar indications as such bone tissue, cadaver skin tissue and synthetic products.

(v)	“Stability Agents and Distributors” means those Persons set forth on Exhibit K.

(vi)	“Territory” shall mean the United States of America.

(vii)	“Stability Vendor” means those Persons set forth on Exhibit L.

8.6.2.
Except in furtherance of MiMedx’s rights or obligations under the Distributor Agreements, during the Restricted Period, MiMedx shall not (i), directly or indirectly, whether individually or as an owner, member, shareholder, partner, agent, representative or independent contractor of any Person, engage in or assist others in engaging in the Stability Business anywhere in the Territory; or (ii) receive or purchase a financial interest in, make a loan to, or make a gift in support of, any business engaged in the Stability Business within the Territory, in any capacity, including, without limitation, as a sole proprietor, member, partner, shareholder, owner, officer, manager, director, principal, agent, trustee or lender; provided, however, that notwithstanding the foregoing, MiMedx may own, directly or indirectly, solely as an investment, securities of any entity traded on a national securities exchange if MiMedx is not a Controlling Person as to such entity, or a member of a group which Controls such entity, and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such entity.

8.6.3.
Except in furtherance of MiMedx’s rights or obligations under the Distributor Agreements, during the Restricted Period, MiMedx shall not, directly or indirectly, individually or on behalf of any other Person, solicit, aid or induce any of the Stability Agents and Distributors to purchase, distribute or sell goods or services related to the Stability Business from a Competing Business or aid any Competing Business in identifying or soliciting any such Stability Agents and Distributors for such purpose.

8.6.4.
During the Restricted Period, MiMedx shall not, directly or indirectly, individually or on behalf of any other Person, solicit, aid or induce any employee, representative or agent of Stability LLC to leave such employment or retention or to accept employment with or render services to or with any other Person unaffiliated with Stability LLC or take any action to materially assist or aid any other Person unaffiliated with Stability LLC in identifying, hiring or soliciting any such employee, representative or agent of Stability LLC; provided, however, that this Section 8.6.4 shall not prohibit a general solicitation to the public through general advertising or similar methods of solicitation not specifically directed at employees of Stability LLC.

8.6.5.
During the Restricted Period, MiMedx shall not, directly or indirectly, individually or on behalf of any other Person, induce or attempt to induce any Stability Vendor to withdraw, curtail or cease doing business with Stability LLC.

8.6.6.
MiMedx acknowledges that: (i) following the Closing Stability LLC will be engaged in the Stability Business; (ii) MiMedx is intimately familiar with the Stability Business as a consequence of its ownership of the

Stability LLC Interests ; (iii) the Stability Business is currently conducted throughout the United States of America, and MiMedx has been made aware that Stability LLC intends to continue the Stability Business in the United States of America and intends to expand the Stability Business into other geographic areas where it is not presently conducted; (iv) while MiMedx owned the Stability LLC Interests, MiMedx had access to trade secrets and confidential information concerning the Stability Business; and (v) the agreements and covenants contained in this Section 8.6 are essential to protect Stability LLC and its customer contacts, trade secrets and goodwill. With respect to the foregoing, MiMedx agrees to the restrictive covenants set forth in this Section 8.6. MiMedx hereby further acknowledges and agrees that, in view of the nature of the business and the business objectives of Stability LLC and the value received by MiMedx as a result of the transactions contemplated by this Agreement, the scope of the business, territorial and time limitations contained in the restrictive covenants contained in this Section 8.6 are reasonable and properly required for the adequate protection of Stability LLC.

8.6.7.
The parties intend that the covenants of this Section 8.6 be (i) enforceable to the maximum extent permitted by applicable law and (ii) severable, and, if any reviewing court determines that any such covenants are unenforceable or invalid, or of excessive duration or scope, such determination shall not affect the enforceability of any other covenants in this Section 8.6. Further, in the event of any such determination the parties authorize and direct such court to (i) reform the unenforceable, invalid or excessive provision so that it ceases to be unenforceable, invalid or excessive and (ii) impose such restrictions as reformed.

8.7.    Confidential Information and Work Product.

8.7.1.
“Confidential Information” means all valuable and/or proprietary information (in oral, written, electronic or other forms) belonging to or pertaining to Stability LLC or the Stockholders, on the one hand, or MiMedx or its Affiliates (other than Stability LLC), on the other hand, as well as Stability LLC’s or MiMedx’s respective customers and vendors, that is not generally known or publicly available, and which would be useful to competitors of such Party or otherwise damaging to such Party if disclosed. Confidential Information for a Party may include, but is not necessarily limited to: (i) the identity of the Party’s or its Affiliate’s customers or potential customers, their purchasing histories, and the terms or proposed terms upon which the Party or its Affiliate offers or may offer its products and services to such customers, (ii) the identity of the Party’s or its Affiliate’s vendors or potential vendors, and the terms or proposed terms upon which such Party or its Affiliate may purchase products and services from such vendors, (iii) the terms and conditions upon which such

Party or its Affiliate employs its employees and independent contractors, (iv) marketing and/or business plans and strategies, (v) financial reports and analyses regarding the revenues, expenses, profitability and operations of such Party or its Affiliate, (vi) technology used by such Party or its Affiliate to provide its services, (vii) confidential research related to product development or product screening, processing, or application techniques and (viii) information provided to such Party or its Affiliate by third parties under a duty to maintain the confidentiality of such information. Notwithstanding the foregoing, Confidential Information does not include, and the obligations of the Parties in this Section 8.7 shall not apply to, information that: (a) has been voluntarily disclosed to the public by such Party or its Affiliate (including an employee thereof disclosing information on behalf of such Party or its Affiliate with proper authorization); (b) has been independently developed and disclosed by others, or (c) which has otherwise entered the public domain through lawful means. For the purposes of this Section 8.7.1, MiMedx and Stability LLC shall not be considered Affiliates of each other.

8.7.2.
As between MiMedx and Stability LLC, the Parties agree that the following shall be deemed Confidential Information, Intellectual Property and/or work product, as applicable, owned by MiMedx (the “MiMedx Confidential Information”), and Stability LLC and the Stockholders hereby unconditionally and irrevocably transfer and assign to MiMedx all rights, title and interest that any of them currently has or in the future may have, by operation of law or otherwise, in or to any MiMedx Confidential Information and agree to execute and deliver to MiMedx any transfers, assignments, documents, or other instruments which MiMedx may deem reasonably necessary or appropriate to vest complete title and ownership of any MiMedx Confidential Information exclusively in MiMedx:

(i)
All information or work product that MiMedx or its Affiliates (other than Stability LLC) has developed independently (without reference to Stability Confidential Information or in consultation or collaboration with Stability LLC employees), whether before, on, or after the Merger or the Closing;

(ii)
All information related to birth tissue or amniotic fluid products and processes (including, without limitation, birth tissue recovery processes), except to the extent developed independently by Stability Inc. or the Stockholders prior to the Merger; and

(iii)	All scientific, clinical, product, marketing and reimbursement/health policy data on MiMedx manufactured products and Intellectual Property rights associated with such MiMedx manufactured products.

8.7.3.
As between MiMedx and Stability LLC, the Parties agree that the following shall be deemed Confidential Information, Intellectual Property and/or work product, as applicable, owned by Stability LLC (the “Stability Confidential Information”), and MiMedx hereby unconditionally and irrevocably transfers and assigns to Stability LLC all rights, title and interest it currently has or in the future may have, by operation of law or otherwise, in or to any Stability Confidential Information and agree to execute and deliver to Stability LLC any transfers, assignments, documents, or other instruments which Stability LLC may deem reasonably necessary or appropriate to vest complete title and ownership of any Stability Confidential Information exclusively in Stability LLC:

(i)
All information or work product that Stability LLC (including Stability Inc.) has developed independently (without reference to MiMedx Confidential Information or in consultation or collaboration with MiMedx employees), whether before, on, or after the Merger or the Closing;

(ii)	All information related to bone tissue products and processes, except to the extent developed independently by MiMedx or its Affiliates prior to the Merger; and

(iii)
All scientific, clinical, product and marketing data on Stability LLC manufactured products and Intellectual Property rights associated with such Stability LLC manufactured products including, without limitation, the assets described in Section 8.5.1.

8.7.4.
Stability LLC and each Stockholder agree that, throughout the Restricted Period, Stability and such Stockholder shall not (and shall use commercially reasonable efforts to cause their respective Affiliates not to), directly or indirectly, divulge or make use of any MiMedx Confidential Information except as expressly permitted by this Agreement or any other agreement entered into between the Parties; provided, however, it is acknowledged that, as of the Effective Date, Stability LLC has existing arrangements for the purchase, distribution and/or sale of certain goods or services with the agents and distributors listed on Exhibit M whose identity may constitute MiMedx Confidential Information, and this Section 8.7.4 shall not restrict Stability LLC (or the Stockholders on its behalf) from continuing any such arrangements during the Restricted Period to the extent of the existing scope of such arrangements as of the Effective Date so long as such arrangements comply with the restrictions set forth in Section 4(b) of the Restrictive Covenant Agreements and the terms and conditions of the Distributor Agreements. Further, throughout the Restricted Period, Stability LLC and each Stockholder shall make (and shall use commercially reasonable efforts to cause their respective Affiliates to make) all reasonable efforts to protect and maintain the confidentiality of the MiMedx Confidential Information and, in the event that Stability LLC or a Stockholder becomes aware of unauthorized disclosures of the MiMedx Confidential Information by anyone at any time, whether intentionally or by accident, Stability LLC or such Stockholder shall promptly notify MiMedx. This Agreement does not limit the remedies available to MiMedx under common or statutory law as to trade secrets or other types of confidential information, which may impose longer duties of non-disclosure. Accordingly, notwithstanding the foregoing, the obligations of Stability LLC and the Stockholders under this Agreement with respect to MiMedx Confidential Information that constitutes a trade secret under applicable law shall continue until such MiMedx Confidential Information no longer constitutes a trade secret. In the event that a Stockholder or Stability LLC (or any of their respective Affiliates) is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any MiMedx Confidential Information, to the extent permitted to do so under applicable law, such Stockholder or Stability LLC shall notify MiMedx promptly of the request or requirement so that MiMedx may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 8.7.4. If, in the absence of a protective order or the receipt of a waiver hereunder, Stockholder or Stability LLC (or any of their respective Affiliates) is compelled to disclose any MiMedx Confidential Information to any tribunal, Stockholder and Stability LLC (and such Affiliate) may disclose MiMedx Confidential Information to the tribunal to the extent required; provided that it shall reasonably cooperate with MiMedx, at the request and expense of MiMedx, if MiMedx determines to seek an order or other assurance that confidential treatment shall be accorded to such portion of the MiMedx Confidential Information required to be disclosed. A Stockholder shall not be personally liable for a breach by Stability LLC of this Section 8.7.4 if such breach occurs at a time when such Stockholder is not an equity owner, stockholder or member of Stability LLC.

8.7.5.
MiMedx agrees that, throughout the Restricted Period, MiMedx shall not (and shall use commercially reasonable efforts to cause its Affiliates not to), directly or indirectly, divulge or make use of any Stability Confidential Information except as expressly permitted by this Agreement or any other agreement entered into between the Parties; provided, however, it is acknowledged that, as of the Effective Date, MiMedx and its Affiliates (other than Stability LLC) have existing arrangements for the purchase, distribution and/or sale of certain goods or services with the agents and distributors listed on Exhibit M whose identity may constitute

Stability Confidential Information, and this Section 8.7.5 shall not restrict MiMedx and its Affiliates from continuing any such arrangements during the Restricted Period to the extent of the existing scope of such arrangements as of the Effective Date so long as such arrangements comply with the restrictions in Section 8.6.3 and the terms and conditions of the Distributor Agreements. Further, throughout the Restricted Period, MiMedx shall make (and shall use commercially reasonable efforts to cause its Affiliates to make) all reasonable efforts to protect and maintain the confidentiality of the Stability Confidential Information and, in the event that MiMedx becomes aware of unauthorized disclosures of the Stability Confidential Information by anyone at any time, whether intentionally or by accident, MiMedx shall promptly notify Stability LLC. This Agreement does not limit the remedies available to Stability LLC under common or statutory law as to trade secrets or other types of confidential information, which may impose longer duties of non-disclosure. Accordingly, notwithstanding the foregoing, the obligations of MiMedx and its Affiliates under this Agreement with respect to Stability Confidential Information that constitutes a trade secret under applicable law shall continue until such Stability Confidential Information no longer constitutes a trade secret. In the event that MiMedx (or any of its Affiliates) is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Stability Confidential Information, to the extent permitted to do so under applicable law, MiMedx shall notify Stability LLC promptly of the request or requirement so that Stability LLC may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 8.7.5. If, in the absence of a protective order or the receipt of a waiver hereunder, MiMedx (or any of its Affiliates) is compelled to disclose any Stability Confidential Information to any tribunal, MiMedx (and such Affiliate) may disclose Stability Confidential Information to the tribunal to the extent required; provided that it shall reasonably cooperate with Stability LLC, at the request and expense of Stability LLC, if Stability LLC determines to seek an order or other assurance that confidential treatment shall be accorded to such portion of the Stability Confidential Information required to be disclosed.

8.8.	Non-Disparagement.

8.8.1.
From the Execution Date until the Closing (or earlier termination of this Agreement in accordance with Section 9) and following the Closing, none of the Stockholders, the Stockholder Representative, or the executive officers or directors of Stability LLC shall make any statements or comments, whether oral or written, to any Person that would tend to disparage or harm MiMedx or its Representatives (including, without limitation, any products or employees of MiMedx); provided, however, that this sentence shall not be construed to constrain any person from providing truthful testimony when required by Law in the course of a legal or administrative proceeding or in response to a subpoena.

8.8.2.
From the Execution Date until the Closing (or earlier termination of this Agreement in accordance with Section 9) and following the Closing, none of the executive officers or directors of MiMedx shall make any statements or comments, whether oral or written, to any Person that would tend to disparage or harm the Stockholders, the Stockholder Representative, Stability LLC or their respective Representatives (including, without limitation, any products or employees of Stability LLC); provided, however, that this sentence shall not be construed to constrain any person from providing truthful testimony when required by Law in the course of a legal or administrative proceeding or in response to a subpoena.

8.9.
The Parties agree that any breach or threatened breach of Section 8.6, Section 8.7 or Section 8.8 would cause irreparable injury to Stability LLC and its Affiliates or MiMedx and its Affiliates, as applicable, and that money damages may not provide an adequate remedy. Accordingly, in addition to any other rights or remedies, Stability LLC and its Affiliates or MiMedx and its Affiliates, as applicable, shall be entitled to specifically enforce the provisions of Section 8.6, Section 8.7 and Section 8.8, and to injunctive relief to enforce its terms and restrain the breaching party from any violation of same without the requirement of posting a bond or other security or proving the lack of inadequacy of a remedy at law. Such remedies are in addition to other rights and remedies that may be available under applicable law or otherwise, and, in the event of a proceeding instituted as a result of any such breach or threatened breach, the breaching party will not object to such remedy, including by claiming that money damages are otherwise adequate.

8.10.
MiMedx and the Stockholder Representative hereby agree to postpone the due date for the delivery of the Preliminary Earn-Out Statement for the First Earn-Out Period pending the consummation of the transactions contemplated by this Agreement. Upon the Closing, MiMedx’s obligation to deliver the Preliminary Earn-Out Statement for the First Earn-Out Period shall be released in accordance with the terms of the Release. If this Agreement is terminated in accordance with Section 9, then MiMedx and the Stockholder Representative hereby agree that the Preliminary Earn-Out Statement for the First Earn-Out Period shall be required to be delivered by MiMedx within 30 days after the effective date of such termination.

8.11.	The Parties agree that MiMedx is specifically retaining the following liabilities and MiMedx hereby agrees to timely pay such liabilities when due consistent with past practice: (a) the payment of all base salaries, wages and quarterly commissions for Stability employees relating to service through the Closing Date and the employer’s share of taxes with respect to such amounts (even if the payment is to be made following the Closing Date in accordance with customary MiMedx payroll practices); (b) the payment to Erik Erbe of the “Development Fee” under the Release Agreement between Stability LLC and Erik Erbe dated as of January 10, 2016 (the “Erbe Release Agreement”) owed in respect of sales occurring prior to Closing to the extent that the corresponding accounts receivable for such sales are collected prior to Closing (even if the payment of the Development Fee is to be made following the Closing Date pursuant to the Erbe Release Agreement); (c) the payment of agent sales commissions due for any sales of MiMedx or Stability LLC products that were invoiced by MiMedx to end use customers prior to the Closing (it being acknowledged by the Parties that MiMedx shall retain the accounts receivable for such sales); and (d) all Taxes allocable to the MiMedx Operating Period in accordance with and to the extent provided in Article 7 of this Agreement (the “Specified Liabilities”).

8.12.
The Parties agree that Stability LLC is specifically retaining the following liabilities and Stability LLC hereby agrees to timely pay such liabilities when due consistent with past practice: the payment of agent sales commissions due for any sales of MiMedx or Stability LLC products that were invoiced by Stability LLC to end use customers prior to the Closing (it being acknowledged by the Parties that Stability LLC shall retain the accounts receivable for such sales).

8.13.
From the date hereof until the Closing, subject to the terms of this Agreement, each Party shall use commercially reasonable efforts to expeditiously satisfy the closing conditions set forth in Article 4 hereof.

8.14.
From and after the Closing, following the receipt of written notice, including reasonable supporting evidence, from MiMedx that MiMedx or any of its Affiliates is guaranteeing an obligation of Stability LLC, Stability LLC and the Stockholders shall use commercially reasonable efforts to have MiMedx and its Affiliates, as the case may be, promptly released from such guarantee.  MiMedx shall provide reasonable cooperation in connection therewith, and such cooperation shall include granting an exception to its security interest under the Promissory Note in relevant collateral of Stability if necessary to enable Stability to obtain the release of such guaranty.

8.15.
Upon the prior written reasonable request by Stability LLC that MiMedx grant an exception to its security interest under the Promissory Note in certain collateral of Stability if necessary to enable Stability LLC to obtain the prior written consent of a third party required for a change of control in respect of the transactions contemplated by this Agreement, MiMedx shall grant such an exception in such collateral as reasonably necessary.

9.	Termination.

9.1.	This Agreement may be terminated at any time prior to the Closing:

9.1.1.	by the mutual written consent of MiMedx and the Stockholder Representative;

9.1.2.	by the Stockholder Representative by written notice to MiMedx if:

(i)
none of the Stockholders or the Stockholder Representative is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by MiMedx or Stability LLC pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 4.2 and such breach, inaccuracy or failure has not been cured by MiMedx or Stability LLC within ten Business Days of MiMedx’s receipt of written notice of such breach from the Stockholder Representative; or

(ii)
any of the conditions set forth in Section 4.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the seventy-fifth (75th) day following the Execution Date, unless such failure shall be due to the failure of any of the Stockholders or the Stockholder Representative to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

9.1.3.	by MiMedx by written notice to the Stockholder Representative if:

(i)
neither MiMedx nor Stability LLC is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any of the Stockholders or the Stockholder Representative pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 4.1 and such breach, inaccuracy or failure has not been cured by the Stockholders or the Stockholder Representative within ten Business Days of the Stockholder Representative’s receipt of written notice of such breach from MiMedx; or

(ii)
any of the conditions set forth in Section 4.1 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the seventy-fifth (75th) day following the Execution Date, unless such failure shall be due to the failure of MiMedx or Stability LLC to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

9.1.4.
by MiMedx or the Stockholder Representative in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

9.2.
In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall forthwith become void (except for Section 8.7 and Section 10) and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

10.	Miscellaneous Provisions.

10.1.	Each Party shall pay all of its own costs incurred which may be incident to the preparation, execution and delivery of this Agreement and the performance of such Party’s obligations hereunder.

10.2.
This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective heirs, administrators, successors and permitted assigns. No Party shall in any manner assign any of its rights or obligations under this Agreement without the express prior written consent of the other Party; provided, however, that (a) after the Closing MiMedx shall not be required to obtain the prior consent of Stability LLC, the Stockholder Representative or the Stockholders in connection with any sale of all or substantially all of MiMedx’s assets or a majority of MiMedx’s equity (whether by merger or otherwise) occurring after the Closing and (b) after the Closing Stability LLC shall not be required to obtain the prior consent of MiMedx in connection with any sale of all or substantially all of its assets or a majority of its equity (whether by merger or otherwise) so long as Stability LLC complies with the mandatory prepayment provisions of the Note in connection therewith and pays all amounts due pursuant thereto prior to or upon consummation of such sale.

10.3.
This Agreement, together with exhibits and schedules hereto and other documents contemplated hereby, contains the entire understanding between the Parties and supersedes any prior understandings and agreements between them respecting the subject matter of this Agreement (including, for the avoidance of doubt, the Merger Agreement).

10.4.	This Agreement shall be governed, construed and enforced in accordance with the internal Laws of the State of Georgia, without regard to the conflict of Law provisions thereof.

10.5.
Any notices required or permitted to be sent under this Agreement shall be sent in writing or by facsimile or email to the following addresses or such other addresses as either Party may notify the other in writing, and notices shall be deemed given when actually received:

If to MiMedx or, prior to the Closing, Stability LLC:
MiMedx Group, Inc.
1775 West Oak Commons Ct. NE
Marietta, GA 30062
Facsimile: 770-590-3567
E-mail: lhaden@mimedx.com
Attention: Alexandra O. Haden

with a copy to:

Troutman Sanders LLP
600 Peachtree St. NE
Suite 5200
Atlanta, GA 30308
Facsimile: 404-962-6599
E-mail: david.ghegan@troutmansanders.com
Attention: David W. Ghegan, Esq.

If to the Stockholder Representative, any Stockholder or, after the Closing, Stability LLC:

Brian Martin
2026 Fransworth Drive
Nashville, TN 37205
Facsimile: 615-921-5550
E-mail: bri.e.mart@gmail.com

with a copy to:

Miller & Martin PLLC
1180 W. Peachtree Street, N.W.
Suite 2100
Atlanta, GA 30309
Facsimile: 404-962-6338
E-mail: Joe.DeLisle@millermartin.com
Attention: A. Josef DeLisle

10.6.
Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the Party against whom enforcement is sought. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any Party, and no course of dealing between or among any of the Parties shall constitute a waiver of, or shall preclude any other or further exercise of, any right, power or remedy.

10.7.
This Agreement may be signed in any number of counterparts with the same effect as if the signature on each counterpart were on the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.8.
Each Party will hold in strict confidence all non-public data and information obtained from the other Party in connection with the transactions contemplated by this Agreement. Except as may be required by Law, neither Party shall make any disclosure with respect to the transactions provided for herein without the prior written consent of the other. Each of the Parties agrees that, prior to and subsequent to the signing of this Agreement, they will ensure that the terms of this Agreement remain confidential. Notwithstanding anything to the contrary, no Party (the “Disclosing Party”) shall be under any obligation to maintain the confidentiality of any information which: (a) is or becomes part of the public domain through no act or omission attributable to the Disclosing Party; (b) is required by Law to be disclosed; (c) the Disclosing Party may receive from any third party, which is under no obligation to maintain the confidentiality of any such information; or (d) was already known by the Disclosing Party at the time of receipt thereof. No Party shall make any public announcement about the existence of this Agreement or its terms, without the prior written consent of the other Party (other than as may be required under applicable securities Laws, upon the advice of counsel).

10.9.
The Parties agree to execute, acknowledge and deliver or cause to be executed, acknowledge and delivered such instruments, and take such other action, as may be reasonably necessary or advisable to carry out their obligations under and fully consummate the transactions contemplated by this Agreement.

10.10.	This Agreement or any section thereof shall not be construed against any Party due to the fact that said Agreement or any section thereof was drafted by said Party.

10.11.	All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

10.12.	Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

10.13.
If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

10.14.	The Parties acknowledge that each has been represented in this Agreement and each ancillary agreement by independent counsel.

11.	Stockholder Representative.

11.1.
Each Stockholder hereby irrevocably authorizes and appoints the Stockholder Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person with respect to this Agreement and to take any and all actions and make any decisions required or permitted to be taken by the Stockholder Representative pursuant to this Agreement, including the exercise of the power to: (i) give and receive notices and communications hereunder; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in this Agreement; (iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by MiMedx; (iv) litigate, arbitrate, resolve, settle or compromise any claim for indemnification; (v) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement; (vi) make all elections or decisions contemplated by this Agreement; (vii) engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist the Stockholder Representative in complying with its duties and obligations; and (viii) take all actions necessary or appropriate in the good faith judgment of the Stockholder Representative for the accomplishment of the foregoing.

11.2.
MiMedx shall be entitled to deal exclusively with the Stockholder Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by the Stockholder Representative, as being fully binding upon such Person. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Stockholders. Any decision or action by the Stockholder Representative hereunder, including any agreement between the Stockholder Representative and MiMedx relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Stockholders and shall be final, binding and conclusive upon each such Person. No Stockholder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Stockholders, or by operation of Law.

11.3.
The Stockholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Stockholders according to each Stockholder’s Pro Rata Share (the “Majority Holders”); provided, however, in no event shall the Stockholder Representative resign or be removed without the Majority Holders having first appointed a new Stockholder Representative who shall assume such duties immediately upon the resignation or removal of the Stockholder Representative. In the event of the death, incapacity, resignation or removal of the Stockholder Representative, a new Stockholder Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Stockholder Representative shall be sent to MiMedx, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by MiMedx; provided, that until such notice is received, MiMedx shall be entitled to rely on the decisions and actions of the prior Stockholder Representative as described in Section 10.2 above.

11.4.
The Stockholder Representative shall not be liable to the Stockholders for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by the Stockholder Representative shall be conclusive evidence of good faith). The Stockholders shall severally and not jointly (in accordance with their Pro Rata Shares), indemnify and hold harmless the Stockholder Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as the Stockholder Representative under this Agreement (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of the Stockholder Representative, the Stockholder Representative shall reimburse the Stockholders the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct or bad faith.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement as of the date first above written.

MIMEDX GROUP, INC.

By:    /s/ William C. Taylor
Name: William C. Taylor
Title: President and Chief Operating Officer

STABILITY BIOLOGICS, LLC

By:    /s/ William C. Taylor
Name: William C. Taylor
Title: Chief Operating Officer

/s/ Brian Martin
Brian Martin, individually and in his capacity as Stockholder Representative

/s/ Thomas Johnston
Thomas Johnston

/s/ Martin P. Hall Jr.
Martin P. Hall Jr.

/s/ Brent Smith
Brent Smith

/s/ Jayce Holley
Jayce Holley

/s/ Scott Walsh
Scott Walsh

/s/ David Dorsey
David Dorsey

/s/ Scott Tallman
Scott Tallman

/s/ Rusty Adams
Rusty Adams

/s/ Erik Erbe
Erik Erbe

[Signature Page to Membership Interest Purchase Agreement]

List of Exhibits
Exhibit A - Stockholder Pro Rata Shares
Exhibit B - Form of Assignment
Exhibit C - Form of Promissory Note
Exhibit D - Form of Release

Exhibit E - Form of Restrictive Covenant Agreement
Exhibit F - Form of Transition Services Agreement
Exhibit G-1 - Form of Private Label Distributor Agreement
Exhibit G-2 - Form of Distributor Agreement
Exhibit H - Officers

Exhibit I - Bank Account Signatories

Exhibit J - Employment Offer Letters

Exhibit K - Stability Agents and Distributors

Exhibit L - Stability Vendors

Exhibit M - Shared Agents and Distributors